FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of May 2020

Commission File Number: 001-11960

AstraZeneca PLC

1 Francis Crick Avenue
Cambridge Biomedical Campus
Cambridge CB2 0AA
United Kingdom

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F X Form 40-F __

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes __ No X

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_____________

AstraZeneca PLC

INDEX TO EXHIBITS

1.
AstraZeneca recovery of global rights to brazikumab (MEDI2070) from Allergan completed

11 May 2020 07:00 BST

AstraZeneca recovery of global rights
to brazikumab (MEDI2070) from Allergan completed

AstraZeneca has completed a previously communicated agreement to recover the global rights to brazikumab (formerly MEDI2070), a monoclonal antibody targeting IL23, from Allergan. AstraZeneca and Allergan have terminated their previous license agreement and all rights to brazikumab have therefore now returned to AstraZeneca.

Financial considerations
Under the termination agreement, Allergan will fund up to an agreed amount, estimated to be the total costs expected to be incurred by AstraZeneca until completion of the development of brazikumab for Crohn's disease (CD) and ulcerative colitis (UC), including the development of a companion diagnostic.

Pursuant to the 2012 collaboration between Amgen and AstraZeneca to jointly develop and commercialise a clinical-stage inflammation portfolio, including brazikumab, Amgen is entitled to receive a high single-digit to low double-digit royalty on sales of brazikumab if approved and launched. This includes the original inventor royalty. Other than this, AstraZeneca will own all rights and benefits arising from the medicine with no other payments due to Amgen or Allergan.

Brazikumab
Brazikumab is a monoclonal antibody that binds to the IL23 receptor and is in development for CD and UC with a companion biomarker. Brazikumab selectively blocks the IL23 immune signal, preventing intestinal inflammation. In Phase II trials, brazikumab demonstrated a clinical effect at week eight in tumour necrosis factor-resistant CD patients.1 The Phase IIb/III INTREPID programme is underway to assess brazikumab compared to placebo or adalimumab in CD. The Phase II EXPEDITION trial is underway to assess brazikumab compared to placebo or vedolizumab in UC. With current biologic medicines, 40% to 55% of patients have no response to therapy, and 65% to 80% of patients do not experience a full remission.2

AstraZeneca
AstraZeneca (LSE/STO/NYSE: AZN) is a global, science-led biopharmaceutical company that focuses on the discovery, development and commercialisation of prescription medicines, primarily for the treatment of diseases in three therapy areas - Oncology, Cardiovascular, Renal & Metabolism, and Respiratory & Immunology. Based in Cambridge, UK, AstraZeneca operates in over 100 countries and its innovative medicines are used by millions of patients worldwide. Please visit astrazeneca.com and follow the Company on Twitter @AstraZeneca.

Contacts
For details on how to contact the Investor Relations Team, please click here. For Media contacts, click here.

References
1. Sands BE, Chen J, Feagan BG et al. Efficacy and Safety of MEDI2070, an Antibody Against Interleukin 23, in Patients With Moderate to Severe Crohn's Disease: A Phase 2a Study. Gastroenterology. 2017;153:77-86.
2. Sandborn W. J. (2016). The Present and Future of Inflammatory Bowel Disease Treatment. Gastroenterology & hepatology, 12(7), 438-441.

Adrian Kemp
Company Secretary
AstraZeneca PLC
SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AstraZeneca PLC

Date: 11 May 2020

By: /s/ Adrian Kemp
Name: Adrian Kemp
Title: Company Secretary